

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

Chen Li Hsing
President and Chief Financial Officer
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re: San Lotus Holding Inc.**
> **Registration Statement on Form S-1**
> **Filed September 6, 2011**
> **File No. 333-176694**

Dear Mr. Hsing:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the $0.15 per share price of the shares you are registering is the same price your selling shareholders paid for their shares in your July 2011 private placement. As such, it appears that the $0.15 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired in the July 2011 private placement unless and until there is an active trading market. This suggests that the $0.15 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

2. You will need to significantly revise the entire registration statement so that it describes your company accurately at the time of effectiveness. Currently, you appear to substitute vague "plans" for a description of your actuality. You may include a description of your aspirations but they should be accompanied both by a factual description of your current state and the steps necessary to achieve your aspirations in terms of effort, cash, and time.

The additional comments below are intended to help you on your way to crafting an acceptable registration statement which will enable investors to make a judgment about whether to invest in your company.

Registration Statement Cover Page

3. Please revise to include the approximate date of commencement of proposed sale to the public.

4. Please remove the words "Primary Offering" from your Calculation of Registration Fee table.

5. Please move the last paragraph on your registration statement cover page to the prospectus cover page. Refer to Item 501(b)(10) of Regulation S-K.

Summary Information, Risk Factors and Ratio of Earning to Fixed Charges, page 2

Prospectus Summary, page 2

6. We note your disclosure on page three regarding your revenue and assets and your disclosure that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern. Please move this disclosure to one of your introductory paragraphs on page two and disclose the amount in your treasury as of the most recent practicable date. In addition, please move your disclosure on page three that you will receive no proceeds from this offering and that you have no current plans for financing to one of your introductory paragraphs on page two.

7. We note your disclosure on page three that you had $0 total assets in July 31, 2011 and that you had $0 operating expenses as of July 31, 2011. Please advise as to when you received the payment for the shares you sold in your private placement offerings in July. Consider whether the subsequent events section to the financial statements should be amended to include the payment for the shares in the private placement.

8. Please revise to disclose your monthly "burn rate," how long your present capital will last at that rate and an estimate of the amount of money needed to accomplish your business goals. In addition, please revise to add your disclosure from page 25 that you "do not have enough cash to support [your] daily operation while [you] are attempting to commence operations and produce revenues" here.

9. Please revise to disclose your status as a shell company in one of the introductory paragraphs in your prospectus summary.

10. We note your disclosure on page 25 that all three of your executive officers and directors are currently involved in other businesses. To the extent that your officers intend to

devote only a limited amount of time to your business, please revise to disclose how much time your officers intend to devote to your business and add a risk factor that addresses the effect that this could have on your business.

11. Please revise to clarify your discussion of where you initially intend to offer your services as it is unclear as to whether you intend to initially market your services in China or if you intend to market your services elsewhere and offer services for travel to China.

12. Please revise to clarify what you mean by "global packages," "affinity travel excursions" and "consolidate unique travel products and services" on page two. In addition, please revise to remove the word "unique" as it is subjective. Also, please revise to clarify what you mean by "excellent value" by providing quantitative information.

13. Please revise to clarify what you mean by "becoming a wholesaler as well as a retailer in most of the products and services [you] provide."

Blank Check Issue, page 2

14. Please reconcile your disclosure on page 2 and on page 25 that your "business purpose is to provide golf related travel packages in the United States and Europe" with your disclosure of your business in your Overview section on page two and in your Business section.

Risk Factors, page 6

15. Please revise to include a risk factor that addresses the risk of your officers also serving as directors. Specifically, address the risk associated with the fact that because they are serving in both capacities they will be able to set their own compensation or explain why this is not necessary. In this regard, we note your disclosure on page 7 that Chen Tseng Chih Ying and Chen Li Hsing may be able to determine their compensation.

16. We note your disclosure on page 25 that Chen Li Hsing has been the CEO of USA XO Tours for the past five years and that Chen Tsing Chih Ying has been the president of XO Tours Canada for the past 15 years. Please add a risk factor addressing the conflicts of interests that may arise due to their positions at companies in your intended industry or tell us why this is not necessary.

17. Please add a risk factor, if appropriate, that addresses the risk that there is an extremely low barrier to entry in your field. Also add a risk factor that deals with the risk created by the new technologies of the internet which make it much easier for affluent individuals and others to plan the details of their own trips, eliminating the fees of the sort you hope to collect, and that such self-managed trips may have caused many travel agencies to go out of business in recent years, if true.

Related to Our Business, page 6

We need additional capital to develop our business, page 6

18. Please revise to disclose an estimate of the "substantial resources" needed to implement your business plan here.

19. Please revise to clarify that you have no corporate partners or advise. If you have corporate partners, please file the partnership agreements with the next amendment.

20. Please revise to clarify what you mean by your disclosure that "the only source of funds that would be realistic is through a loan from [your] president and the sale of equity capital." In addition, please clarify that there is no guarantee that you will be able to obtain funding from your president or from the sale of equity.

21. Please revise to clarify that there is no guarantee that your common stock will ever be quoted on the OTCBB.

We have limited operating history and face many of the risks and difficulties frequently, page 6

22. Please reconcile your disclosure in the first sentence in this risk factor that you have been "focused primarily on the marketing of [your] business model and website" and your disclosure on page 19 that your website is currently under construction with the list of your operations to date in the second paragraph of this risk factor. In addition, please reconcile the list of your operations to date in this risk factor and on page three with your disclosure on page 19 that you "are currently drafting a monthly e-mail newsletter."

If we are not able to locate travelers willing to pay for travel services we may have, page 6

23. Please revise to remove the term "expert travel design services" as you have not begun operations and have no basis for this statement. In addition, please revise to remove the word "special."

Uncertainty and adverse changes in the general economic conditions of markets, page 7

24. Please revise to expand this risk factor or add a risk factor that addresses the effect of the general economic conditions on your ability to raise funds with an equity offering.

Our principal stockholders have significant voting power and may take actions that may, page 7

25. Please revise to remove the second to the last sentence in this risk factor as it negates the risk addressed in this risk factor.

<u>We may incur significant costs to be a public company to ensure compliance, page 7</u>

26. We note your disclosure on page 19 that you believe that the travel industry is generally driven by lowest cost. Please expand this risk factor or include an additional risk factor that addresses the risk that a travel company with the added expenses of being a reporting company exists at a competitive disadvantage or tell us why this is not necessary.

27. Please revise to provide your best estimate of the "significant costs" referred to in the heading.

28. You refer to the "newly applicable" rules of Sarbanes-Oxley, which was enacted in 2002. Because of the length of time since then, we do not understand why you are "currently evaluating and monitoring developments" post-Sarbanes. Please revise to disclose the additional costs you estimate attributable to Sarbanes-Oxley or tell us why that is not possible.

29. Please revise to add disclosure about what D&O insurance would cost and state whether you intend to purchase it.

<u>Because we have nominal assets and no significant revenue, we are considered, page 9</u>

30. Please revise to clarify here and on page 22 that your shareholders will be unable to sell your securities pursuant to Rule 144 until you are no longer a shell company and at least one year has elapsed since the filing of current Form 10 information reflecting your status as an entity that is no longer a shell company.

<u>Selling Security Holders, page 11</u>

31. Please reconcile your disclosure in the first paragraph of this section that the shares were offered and sold to the selling shareholders pursuant to the exemption from registration under Regulation S under the Securities Act with your disclosure in the second paragraph that seems to indicate that you relied upon Regulation D of the Securities Act of 1933 for the issuance of securities to some of the selling security holders.

32. We note your disclosure in the first paragraph of this section that the selling security holders are offering 494,000 shares of common stock that they purchased for $0.15 per share. However, on pages 26 and II-2, you disclose that you have only sold 480,000 shares of common stock for $0.15 per share. Please revise or advise.

33. Please revise your table on page 13 to disclose the percentage of the class to be owned by each selling security holder after completion of the offering pursuant to Item 507 of Regulation S-K.

34. Please revise to disclose here that Mr. Hsing is your president, chief financial officer and a director of your company and that Mr. Yang is a vice president and a director of your company here pursuant to Item 507 of Regulation S-K. In addition, please include a footnote to explain Songhai Mgt. Consulting Co. Ltd.'s relationship with Mr. Yang or advise.

35. Please revise to identify the individual or individuals who have voting or investment power with respect to the shares held by the legal entities identified in your selling security holders table. Refer to Regulation S-K Compliance & Disclosure Interpretations 140.02.

36. Please remove the words "to our knowledge" from this section and "the words to the best of our knowledge" as it is inappropriate to limit or qualify the disclosure in these sections. We note that you are responsible for the disclosure in the registration statement.

Business, page 17

37. Please revise to disclose whether you will need any government approval of your principal services and the effect of existing or probable governmental regulations on your business. Refer to Item 101(h)(viii) and (ix) of Regulation S-K.

38. Please significantly revise this section to provide more detail and clarity in regards to all material aspects of your business plan. Disclose all material steps you have taken so far, include a timeline that clearly explains when you anticipate beginning and completing each step of your business and include a budget showing the estimated cost of each step. For example:
    - Disclose what you have done to evaluate "various travel destinations" and what your research regarding marketing channels and strategies has entailed;
    - Disclose what you have done to seek the lists you intend to use to contact your target market of high-income individuals and affinity groups, when you anticipate obtaining such lists and the cost of such lists;
    - Clarify the geographic region where you intend to market your services;
    - Clarify how you intend "to utilize social media that relies on referrals such as Twitter, Facebook and Linked In" and the cost of your "social media effort;"
    - Disclose when you anticipate hiring an advisor to help with the social media aspect of your advertising and the estimated cost of hiring an advisor;
    - Disclose the types of "mutually beneficial business relationships" you intend to develop with tour operations and travel consultants;
    - Disclose when you intend "to begin offering programs for sale to all global travelers;"
    - Disclose when you intend to join the organizations you list on page 18 and disclose what you mean by "establishing relationships" with such organizations; and

- Disclose when you intend to hire additional employees and clarify what you mean by "more qualified" on page 19.

39. Please revise to remove the term "typical" in the second to the last paragraph on page 17 as this term is subjective and clarify what you mean by "affinity group" and "a critical mass" on page 18.

Business Development, page 18

40. Please revise to disclose that it is your belief that the travel industry organizations you list on page 18 are the "key travel industry organizations" and that it is your belief that joining such organizations will give your company "validity." In addition, please revise to clarify what you mean by "validity."

41. We note your disclosure on page 18 that you intend to provide quotes for travel insurance and apply for visas. Please revise to disclose the fees you will charge for such services.

42. Please revise to clarify whether the fifty dollars per airline ticket that you intend to charge is the "minimal commission" you plan to charge in the "early stages." To the extent that it is not, please revise to clarify what you mean by "minimal commission" by providing quantitative information and please provide an estimate of the length of time you anticipate for the "early stages."

43. We note your disclosure that you anticipate receiving $2,500 from companies that will be paying you directly if you sell two cruises and one tour in the first six months. Please provide the basis for your belief that you will receive $2,500 from such companies and for your belief that you will sell two cruises and one tour in the next six months. Revise to clarify how many customers you will need to find for two cruises and a tour. Since the next six months will include audited financial statements and preparation of your first 10-K, please tell us, with a view to disclosure, how much you are budgeting for the obligations of being a reporting company during that time.

44. Please revise to clarify what you mean by your disclosure that "the size of commission will also be determined in large part by the tour operators who will charge varying fees" by explaining the effect that such tour operator fees will have on your ability to charge the 8% to 10% commission.

45. We note your disclosure on page 19 that you will receive commissions from travel operators to be determined at a later date. Please revise to clarify whether you will charge your customers commission or receive commission from travel operators. In addition, please reconcile your disclosure on page 19 that the commission will "be determined at a later date" with your disclosure on page 18 that you will make commissions approximating 8% to 10% of the total package price.

46. We note your disclosure on page 19 that "the cost of designing and guiding trips will depend on the destination, air/land arrangements, local guides/services" this disclosure seems to suggest that you do not anticipate charging commission that will be based on the percentage of the cost of the trip. Please revise to clarify. In addition, please revise to clarify whether you intend to guide trips and, to the extent that you do, please provide additional information regarding this service, including when you intend to begin to offer such trips.

47. We note your disclosure on page 19 that your website is currently under construction. Please revise to disclose as to whether you have obtained a web address and, to the extent that you have, please disclose the address here.

Marketing and Sales, page 19

48. Please revise to clarify that there is no guarantee that a broader based e-mail will generate sales leads.

Competition, page 19

49. We note your discussion of the types of agencies in the U.S. Please revise to clarify which type of agency you intend to operate. In addition, to the extent that your target market is not in the U.S., please disclose and revise to discuss the competitive market conditions in the specific geographic region or regions where you intend to focus your marketing efforts and offer your services. To the extent that your target market is in the U.S., please revise to clarify the specific region or regions of the U.S. and discuss the competitive market conditions of such regions.

Description of Property, page 20

50. Please revise to disclose whether you have a written agreement with Songhai Management Consulting Co. LTD, and to the extent that you do, please file the agreement with your next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Core Services, page 25

51. We note your disclosure on page 25 that "the foregoing represents [your] best estimate of [your] cash needs based on current planning and business conditions." However, it does not appear that you provide such estimate. Please revise or advise.

Directors, Executive Officers, Promoters and Control Persons, page 25

Chen Lu Hsing, President, Director, Age 64, page 25

52. Please revise to remove the word "very" from the second sentence in this section and from the second sentence in the section regarding Chen Tsing Chih Ying on page 25 and revise the second sentences of both sections to state as beliefs. In addition, please revise to state the family relationship of Chen Li Hsing and Chen Tsing Chih Ying here pursuant to Item 401(d) of Regulation S-K. Also please revise to disclose this family relationship in your Security Ownership of Certain Beneficial Owners and Management section and in your Selling Shareholder sections as a person is deemed to beneficially own stock held by his or her spouse.

Chen Tseng Chih Ying, Principal Executive Officer and Director, Age 53, page 25

53. Please reconcile your disclosure here that Chen Tseng Chih Ying is your principal executive officer with the signature block on page II-5 that identifies Chen Li Hsing as your principal executive officer.

Yu Chien Yang, page 25

54. Please revise to disclose the name of the business that Yu Chien Yang has been an owner/operator of for the past 20 years pursuant to Item 401(e)(1) of Regulation S-K. In addition, please revise to disclose his relationship to Songhai Mgt. Consulting Co. Ltd. here, as appropriate.

Executive Compensation, page 25

55. We note your disclosure that you do not have an employment agreement in place with your sole officer and director on page 25. However, it appears that you have three officers and directors. Please revise or advise.

Security Ownership of Certain Beneficial Owners and Management, page 25

56. To the extent that Yu Chien Yang beneficially owns the shares held by Songhai Mgt. Consulting Co. Ltd., please disclose in your table on page 25.

Transactions with Related Persons, Promoters and Certain Control Persons, page 25

57. Please revise to disclose the names of your founders to whom you sold the shares in the July 25, 2011 offering and please revise to disclose the names of the related persons to whom you sold your shares in the July 2000 offering.

58. Please revise to disclose that none of your directors are independent pursuant to Item 407(a) of Regulation S-K or advise.

Signatures, page II-5

59. Please revise to have your registration statement signed by your principal executive officer, principal financial officer, and principal accounting officer and by at least a majority of the board of directors. Refer to Form S-1, Signatures.

Exhibit 5.1

60. Please have counsel revise to opine as to whether the 494,000 shares of common stock offered by the selling shareholders in the Form S-1 filed by San Lotus Holding Inc. on September 6, 2011, as amended, are legally issued, fully paid and non-assessable. In this regard, we note that counsel has provided an opinion regarding the "shares of Common Stock currently issued and outstanding." We also note that the audited financial statements do not show them as being paid for.

61. Please have counsel revise to clarify what it mean by "authorized as fully paid and non-assessable."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

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